| Platform Name | ADV* (single-counted) | Average Trade Size | % ADV Block (Shares) | | % ADV Block (Notional) | | % ADV Market Cap Distribution | | | % Midpoint (Shares) | % Inside NBBO (Shares) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | >10,000 Shares | 2,000-9,999 Shares | >$200K | $100K-$200K | Small-Cap ($250M-$2B) | Mid-Cap ($2B-$10B) | Large-Cap (>$10B) | | |
| National Financial Services LLC - Fidelity CrossStream/BLOX | 11,724,240 | 396 | 10% | 22% | 9% | 6% | 21% | 27% | 52% | 93% | 94% |